                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the Month of November, 2002



                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

               167, Samsung-dong, Kangnam-ku, Seoul 135-791, Korea
                    (Address of principal executive offices)



          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F X     Form 40-F
                                   ___             ______

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                                 Yes         No X
                                     _____     ___

       (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)
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         This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).
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             [KOREA ELECTRIC POWER CORPORATION COMPANY LETTERHEAD]




                   KOREA ELECTRIC POWER CORPORATION ANNOUNCES

              SOLICITATION OF CONSENTS AND PROXIES RELATING TO ITS

                          YANKEE, GLOBAL AND EUROBONDS

     SEOUL, KOREA, NOVEMBER 14, 2002 - Korea Electric Power Corporation ("KEPCO") announced today that it has commenced solicitations of consents and proxies from the holders of its debentures and notes listed below under the heading Yankee and Global Bonds (the "Yankee and Global Bonds") and under the heading Eurobonds (the "Eurobonds" and, together with the Yankee and Global Bonds, the "Bonds"). The solicitations relate to proposed amendments to the agreements under which these debt securities were issued and to waivers of certain rights specified below under the Korean Commercial Code (the "KCC"). The purpose of the proposed amendments and waivers is to facilitate KEPCO's implementation of the restructuring plan for the electricity industry in the Republic of Korea, including the intended disposition of all or part of KEPCO's interests in one or more of its generation company subsidiaries (the "GENCOs") over a period of ten years or more. In consideration for the amendments and waivers, and upon the satisfaction or waiver of all closing conditions, The Korea Development Bank ("KDB") will furnish a full, unconditional and irrevocable guarantees (the "KDB Guarantees") in respect of the Bonds if the amendments and waiver with respect to such issue become effective.

---------------------------------------------------------------------------------------
           YANKEE AND GLOBAL BONDS                                EUROBONDS
---------------------------------------------------------------------------------------
US$1,350mm 6.375% Notes due 2003                       JPY2,560mm 2.75% Notes due 2004
US$300mm 8.25% Notes due 2005                          US$21mm FRNs due 2004
US$350mm 7.75% Debentures due 2013                     JPY5,000mm 2.50% Notes due 2004
US$70.64mm 6.00% Debentures due 2026                   JPY5,000mm 2.92% Notes due 2004
US$300mm 7.00% Debentures due 2027                     EUR25.183mm 5.75% Notes due 2004
US$200mm 6.75% Debentures due 2027                     US$55mm 7.11% Notes due 2004
US$171.422mm 7.40% Amortizing Debentures due 2016      US$50mm FRNs due 2004
US$208.256mm 7.95% Zero-to-Full Debentures due 2096    JPY30,000mm 2.10% Notes due 2005
                                                       US$96.5mm FRNs due 2005
                                                       US$95mm 7.05% Notes due 2007
                                                       GBP24.467mm 8.50% Notes due 2007
---------------------------------------------------------------------------------------
Amount outstanding as of November 1, 2002

     Through the adoption of the amendments, KEPCO intends to, among other things, eliminate certain constraints to KEPCO's implementation of the electricity industry restructuring plan. The waivers are intended to eliminate the joint and several liability of the GENCOs on the Bonds and, thereby, facilitate the eventual divestiture or sale of the GENCOs pursuant to the restructuring plan. The joint and several liabilities arose as a matter of law under the KCC in connection with KEPCO's creation of the GENCOs and transfer of KEPCO assets to them.

     The consummation of a solicitation with respect to one issue of Bonds - including the effectiveness of the amendments and waiver and the issuance of a KDB Guarantee - is not conditioned upon the consummation of a solicitation with respect to any other issue of Bonds.

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                                                                              2

     The solicitation of the Yankee and Global Bonds expires on December 12th, 2002, and there will be a meeting of holders of each issue of Yankee and Global Bonds to adopt resolutions with respect to the amendments and waiver on December 16th, 2002. With respect to the Eurobonds, a meeting of the holders of each issue of Eurobonds will be convened on December 16th, 2002.

     KEPCO has retained Lehman Brothers Inc. and Credit Suisse First Boston Corporation as Solicitation Agents and D.F. King & Co. as Information and Tabulation Agent. Questions concerning the terms of the solicitations should be directed to the Liability Management Group at Lehman Brothers Inc. (1-800-438-3242 or +1-212-528-7581) or the Liability Management Group at Credit Suisse First Boston Corporation (1-800-820-1653 or +1-212-538-8474). Requests for assistance and copies of the Consent Solicitation Statement, the KDB Prospectus, the Consent and Proxy Form, the Notices and the Information Release should be directed to DF King, in the United States, at 1-800-488-8095 (for bankers and brokers) or +1-212-269-5550 (for all others) and, in Europe at +44-20-7920-9700.

     THIS RELEASE SHALL NOT CONSTITUTE A SOLICITATION OF CONSENTS, PROXIES OR VOTES WITH RESPECT TO THE PROPOSED AMENDMENTS OR WAIVERS, AN OFFER TO ISSUE THE KDB GUARANTEES OR A SOLICITATION OF AN OFFER TO ISSUE THE KDB GUARANTEES.

     THE KDB GUARANTEES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION. ANY PUBLIC OFFERING OF KDB GUARANTEES TO BE MADE IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM KDB OR THE INFORMATION AND TABULATION AGENT AND THAT WILL CONTAIN DETAILED INFORMATION ABOUT KDB AND ITS MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS. KDB GUARANTEES BEING OFFERED IN CONNECTION WITH THE AMENDMENTS AND WAIVERS DESCRIBED HEREIN ARE BEING ISSUED PURSUANT TO A KDB REGISTRATION STATEMENT.

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                                   SIGNATURES



           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                       KOREA ELECTRIC POWER CORPORATION


                                              By:/s/ Chung, Soo Eun
                                                 ----------------------------
                                                 Name: Chung, Soo Eun
                                                 Title: Chief Financial Officer

Date: November 15, 2002